UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 2, 2020

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-2482575
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

Series S Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

(a) Dismissal of Independent Accounting Firm

On November 2, 2020, the board of directors (the “Board”) of Knightscope, Inc. (the “Company”) approved and ratified the appointment of BPM LLP (“BPM”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2020. In connection with its selection of BPM, the Board approved the dismissal of its former independent accounting firm, Ernst & Young LLP (“Ernst & Young”).

Ernst & Young’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle, except that such reports for the years ended December 31, 2019 and 2018 contained an explanatory paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Ernst & Young’s satisfaction, would have caused Ernst & Young to make reference to the matter in their report. During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in our internal control over financial reporting disclosed in the Company’s Form 1-K for the year ended December 31, 2019, as discussed below:

In connection with the audit of our financial statements for the year ended December 31, 2019, our independent auditor identified material weaknesses in our internal control over financial reporting. The material weaknesses related to certain corporate finance and accounting oversight functions residing over the detection of errors that were present within the Company’s valuation of its common stock and other equity instruments, the accounting for and the balance sheet and cashflow presentation of material amounts of funding received in advance of issuing the respective convertible preferred stock notes and warrants and the timely completion and review of the Company’s Annual Report on Form 1-K, which were primarily the result of the lack of sufficient and competent accounting and finance resources. As of the date of this report, the Company has hired a CFO, Senior Director of Accounting, Accounting Manager, and Senior Accountant, all of whom have the requisite US GAAP and Securities and Exchange Commission (the “SEC”) reporting expertise to remediate these material weaknesses.

The Company has provided Ernst & Young with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Ernst & Young agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Ernst & Young’s letter, dated November 2, 2020, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On November 2, 2020 the Board approved and ratified the appointment of BPM as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with BPM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BPM concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	/s/ William Santana Li
Name: William Santana Li
Title: Chief Executive Officer

Date: November 2, 2020

EXHIBIT INDEX

Exhibit No.	Description
9.1	Letter from Ernst & Young LLP, November 2, 2020